UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated December 7, 2006 announcing that the company and Mitsubishi Electric Corporation issued advisory for D06 batteries in D902i handset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 7, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc.

Mitsubishi Electric Corporation

For Immediate Release

NTT DoCoMo and Mitsubishi Electric

Issue Advisory for D06 Batteries in D902i Handset

TOKYO, JAPAN, December 7, 2006 — NTT DoCoMo, Inc. and its eight regional subsidiaries and Mitsubishi Electric Corporation announced today that some D06 series batteries manufactured through May 2006 and installed in DoCoMo FOMA™ D902i handsets could generate excessive heat and possibly rupture during charging if the batteries have been subjected to a strong external impact.

The problem is due to deformed electrode plates installed in the batteries. If the batteries are accidentally subjected to a strong external impact that results in a surface dent or similar depression, the deformed plates could pierce the batteries’ internal insulation, resulting in an electrical short during, or right after, charging.

The companies estimate that some 1.3 million D06 series batteries were manufactured through May 2006. The labels on these batteries bear one of the following clearly marked three-letter codes: OKA, OLA, PAA, PBA, PCA, PDA or PEA.

All D902i handsets owners will be directly mailed letters informing them that they will receive replacement batteries. Also, owners of D902iS and D903i handsets, which may possibly be equipped with the defective D06 batteries, will be directly mailed letters alerting them to check if their batteries bear any of the specified three-letter codes. Replacement batteries will then be sent to users accordingly.

Advisories will also be posted on the companies’ websites, DoCoMo’s i-mode™ portal site and in media advertisements.

For more information, users in Japan may call 0120-800-000 (toll-free) or 151 or 113 (from DoCoMo handsets) between 9 am and 8 pm (including Saturdays, Sundays and holidays) effective today.

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To date, DoCoMo has confirmed that one D06 battery has ruptured due to the problem. In addition, 17 other cases of D06 battery rupture or overheating have been reported. So far, DoCoMo has confirmed that in a number of these cases, the malfunctioning batteries had been subjected to extremely strong impact. The other cases are still being investigated.

Sales of the D902i, D902iS and D903i have been suspended for the time being.

For further information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com/contact

Travis Woodward

Public Relations Department

Mitsubishi Electric Corporation

Tel: +81-3-3218-3380

Website: http://global.mitsubishielectric.com/news/

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 30 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE:6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,410 billion yen (US$ 31.9billion*) in the fiscal year ended March 31, 2005. For more information visit http://global.mitsubishielectric.com

*	At an exchange rate of 107 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2005.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries. NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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